September 11, 2013

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	WFRBS Commercial Mortgage Trust 2012-C7
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-177891-01

WFRBS Commercial Mortgage Trust 2012-C7
Form 10-K/A for the Fiscal Year Ended December 31, 2012
Filed August 21, 2013
File No. 333-177891-01

Dear Ms. Bancroft:

We are counsel to RBS Commercial Funding Inc. (“RBSCF”).  This letter sets forth the response of the Depositor to the oral comments of Michelle Stasny, Special Counsel in the Office of Structured Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our response to your letter dated June 28, 2013 (the “Comment Letter”), as filed on August 20, 2013. We have discussed the Staff’s comments with representatives of the Depositor and we are writing to respond to the Staff’s comments.

For your convenience, our recollection of the Staff’s comments is repeated in italics below, followed by the response of RBSCF.

1.
We note your response to the first bullet point of our comment letter dated June 28, 2013, however the platform assessments for National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. cover more criteria than they are responsible for with respect to this transaction and there is no disclosure in the 10-K that informs investors that they are only responsible for Item 1122(d)(4)(xi) and (d)(4)(xii) of Regulation AB.  Please confirm in future filings you will describe the transaction specific summary of the criteria attributable to these vendors.

RBSCF confirms that future filings by WFRBS Commercial Mortgage Trust 2012-C7 on Form 10-K (“Future 10-Ks”) will describe the transaction specific summary of the criteria attributable to National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc.  Although RBSCF notes that Wells Fargo Bank, National Association’s assessment of compliance with servicing criteria states that it relied on separate attestations from National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. for Items 1122(d)(4)(xi) and

Patrick T. Quinn   Tel +1 212 504 6067   Fax +1 212 504 6666   pat.quinn@cwt.com

September 11, 2013

(d)(4)(xii) of Regulation AB (the “Relevant Items”), the body of Future 10-Ks will provide disclosure to investors that National Tax Search, LLC and CoreLogic Commercial Real Estate Services, Inc. are only responsible for the Relevant Items.

RBSCF hopes the Staff will find the above responses responsive to its comments.  Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn

cc:	Douglas Tiesi
Joseph Thomas, Esq.